
WATCH

Overview Disclosures Comments 0 Updates 0

$0 invested

- Investors
78 Days Left

100 Early Bird rewards remaining

INVEST NOW

$100 minimum investment

Fair Isle Brewing

Seattle, WA

- **A brewery in Seattle** focused entirely on the growing segment of farmhouse and wild beer.
- Farmhouse beer is one of the **fastest growing segments of the craft beer market** (44% growth in 2017)
- Co-Founder Andrew Pogue's long-time friendship with Jester King's Founders led to a **partnership with Jester King Brewery**, a highly-esteemed brewery based in Austin.
- **A 50-seat indoor tasting room** with an additional 50-seat outdoor beer garden and an on-premise commissary kitchen for pop-up events

Revenue Sharing Notes ?

Multiple	1.50x
Maturity	54 months
Minimum Target	$200,000 ?

View Key Terms

Watch Deal ?

Company Description

Fair Isle Brewing is taking the brewery model back to its roots, becoming Seattle's only brewery with a tasting room that is exclusively dedicated to producing farmhouse and wild beers. With Fair Isle, owners Andrew Pogue and Geoffrey Barker are partnering with the highly-esteemed **Jester King Brewery** (renowned farmhouse-style brewery based in Austin, TX). The new brewery will blend the unique flavors and ingredients of the Pacific Northwest with the operational expertise and reputation of an established operation.


Player error
The player is having trouble. We'll have it back up and running as soon as possible.

Fair Isle is filling an underserved niche in Seattle's vibrant craft beer scene. Farmhouse beer is one of the most exciting and fastest growing segments in the beer industry. These special beers are fermented with a mixed culture that includes local, wild yeasts and bacteria; instead of the laboratory-isolated and tightly controlled commercial yeasts that are more typically used today. Farmhouse brewing techniques embrace the local environment. Like fine wines, Fair Isle's beers are all about a specific place and a specific time.

The brewery will create, sell and market its unique style of beers while also operating a tasting room. A small commissary kitchen will play host to local chefs for monthly pop-up beer pairing dinners and events. Located in the heart of Seattle's "Ballard Brewery District," Fair Isle will benefit from the synergy of nearby breweries. Additionally, offices for Facebook, Google, Tableau, Adobe and more are located just a few miles away in nearby "Silicon Canal."


jeunesse architects

The 50-seat front of house (with additional standing room) will be complemented by an additional 50-seat seasonal outdoor beer garden. The Fair Isle design aesthetic will be a marriage of the Northwest farmhouse and Danish modern – clean and simple, with a lived-in natural feel that elevates the beer, fosters community and nurtures a connection with the craft, time and place that the beers embody.

Fair Isle's partnership with Jester King will help catalyze the success of the business. Pogue has been friends with the founders of Jester King since it was launched in 2008 - building their bar, brewing, bottling, and even developing the recipe for Bonnie the Rare, a berliner weiss style beer. The team at Jester King will assist Fair Isle with guidance on operations, best practices developed at its Austin brewery and tasting room, and creative ideas for how Fair Isle can tap into its local surroundings. The partnership also lends Fair Isle an unfair competitive advantage through leveraging Jester King's existing reputation and connections within the brewing industry.

In February 2017, the first collaboration beer was released under the name Fair Voyage. A sampling of a brew coined "Ellie" was sent to the editors at Draft Magazine – to which they responded, "Fair Isle is going to be a big deal among beer drinkers come 2018." For a brewery that isn't in operation yet, they have had some fantastic press.


BIERCAB
BARCELONA

Jester King co-founder Jeffrey Stuffings with Fair Isle owners Andrew Pogue and Geoffrey Barker

About The Beer

Focusing on the increasingly popular niche of farmhouse beer, the Fair Isle team has refined its recipes over the last several years and developed the house fermentation culture that will define the brewery.

The technique of farmhouse brewing and mixed culture fermentation shares a lot with the process of baking sour dough bread. It uses a unique community of organisms from both commercially available and wild yeasts and bacteria that were cultivated locally from areas East and West of the Cascades. It includes native cultures built up from Yarrow harvested in the Yakima wine region and Elderflowers from the Bastyr Campus and other wild cultures gathered near the Ballard Locks.

It is then patiently aged, allowing the culture time to develop its uniquely complex flavor profile. It simply cannot be replicated elsewhere.

The yeast isn't the only local ingredient in their beers. Plenty of wonderfully delicious fruits and plants grow in the Pacific Northwest that will be integrated into the brewery's recipes. And while "local" will never outweigh "quality," the team fully intends to take advantage of the amazing ingredients available in the region.



Learn more:

Key Terms

Issuer	Fair Isle Brewing, LLC
Securities	Revenue Sharing Notes
Offering Amount	Minimum of $200,000 to maximum $400,000
Investment Multiple	**1.50x**
Payments	**Monthly**
Revenue Sharing Percentage	Issuer will share a percentage of monthly gross revenue with NextSeed investors. **For the first 6 months of revenue, Issuer will share 4.5%** of monthly gross revenue. **Thereafter, Issuer will share 8.0%** of monthly gross revenue.
Startup Period	The Issuer tentatively anticipates needing at least 6 full months after the close of this offering to launch the new business. The Issuer does not anticipate generating any revenues or making monthly payments until the buildout is complete and the business is open.
Maturity	**54 Months**
Security Interest	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for Fair Isle Brewery is $1,350,000, including production equipment, build out for the brewery and tasting room, working capital and a contingency buffer. The owners have committed $496,000 in equity to date.

Proceeds from the NextSeed raise, if the minimum is hit, will be used for production equipment and building out the brewery and tasting room. This includes purchasing the brewhouse, fermenters, cellar equipment, malt handling equipment, barrels and foeders. Construction in the production space includes water and electric improvements along with trench drains and a new floor. The tasting room build out consists of demoing existing walls and structures, adding a cold-room, bar and finishes, improving the bathrooms and purchasing furnishings and fixtures. Working capital will be used to pay for inventory, supplies, rent and salaries. This is particularly important for breweries making farmhouse beer, as the quickest turnaround beers take 90 days from brew to customer. This means Fair Isle will be brewing for four to five months prior to opening its doors to customers.

Funds raised above the $200,000 minimum will be put towards increasing the number of seats in the tasting room as well as refining and finishing out the space to achieve the desired environment and feel. The brewery will also use the funds to purchase additional oak vessels such as barrels and foeders. This additional oak capacity will allow for ample beer aging, increasing the selection of mature farmhouse ales that Fair Isle will offer when it opens.


jeunesse architects

Revenue Sharing Summary*

Once the Issuer commences operations, the Issuer will share a percentage of each month's gross revenue with the investors as a group until they are paid in full.

Monthly Revenue Sharing Percentage

- **First 6 months of revenue: 4.5%**
- **Thereafter until maturity: 8.0%**

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

Example:

Total Raise Amount: $300,000

You Invest: $3,000

Month: 11

Revenue: $100,000

The issuer anticipates a 6-month startup period for renovation and construction. If the 11th month after the fundraise falls within the first 6 months of revenue, the issuer will share 4.5% of revenue that month.

If the issuer generates $100,000 in revenue during this month, the issuer will make a $4,500 payment ($100,000 x 4.5% = $4,500) to investors. Since you invested with 1% of the total amount raised ($3,000 / $300,000 = 1.0%), you would receive a $45.00 payment in Month 11.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 100 investors who invest $1,000 or more will receive:

- One voucher for two 750 ml bottles of a unique oak-aged Fair Isle beer made exclusively for NextSeed Investors[1]

100 of 100 available

Invest $500 or more

- Invitation for 2 to our Pre-Opening Party exclusively for NextSeed Investors

Invest $1,000 or more

- Invitation for 2 to our Pre-Opening Party exclusively for NextSeed Investors
- One Fair Isle Brewing T-Shirt

Invest $2,500 or more

- Invitation for 2 to our Pre-Opening Party exclusively for NextSeed Investors
- Two Fair Isle Brewing T-Shirts
- Invitation for 2 to a Pop-Up Dinner for NextSeed Investors[2]
- Invitation for 2 to a Blending and Tasting Session at Fair Isle Brewing[3]

Invest $5,000 or more

- Invitation for 2 to our Pre-Opening Party exclusively for NextSeed Investors
- Two Fair Isle Brewing T-Shirts
- Invitation for 2 to a Pop-Up Dinner for NextSeed Investors[2]
- Invitation for 2 to a Blending and Tasting Session at Fair Isle Brewing[3]
- $100 Gift Card for Fair Isle Taproom

Invest $10,000 or more

- Invitation for 2 to our Pre-Opening Party exclusively for NextSeed Investors
- Two Fair Isle Brewing T-Shirts
- Invitation for 2 to a Pop-Up Dinner for NextSeed Investors[2]
- Invitation for 2 to a Blending and Tasting Session at Fair Isle Brewing[3]
- $100 Gift Card for Fair Isle Taproom
- Invitation for 2 to a Coolship Night Experience[4]
- Invitation for 2 to a Hard Hat Tour of Fair Isle, March of 2019

Note: All rewards are transferable to another individual if you do not wish to claim your rewards upon investing.

[1] *Pickup at brewery required.*

[2] *To occur within one year of our opening at the taproom. Food and two drinks included.*

[3] *To occur within one year of our opening, date set by brewery.*

[4] *Come to the brewery to learn more about our Coolship program. Watch our custom copper Coolship get filled with a new batch of beer while enjoying rare beers from our cellar and talking to the founders.*

Business Model

Farmhouse and wild beers represent both the old and the new frontiers in the craft beer movement. Although they make up a small part of the Craft Beer market today, the segments are growing rapidly. A recent survey by Nielsen shows a year-over-year growth of 73% in sales for Sour / American Wild Ales and a 38% growth in Saison and Farmhouse beer in 2015.

The vision of Fair Isle is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons and will increase early revenue and profits by reducing the costs and low margins associated with distribution.


WORK SHOP
COOLSHIP
FOEDERS
FOEDERS
PACKAGING
INDOOR BEER GARDEN
BARREL HOUSE
COLD ROOM
BAR
BREWHOUSE
SEATING
OUTDOOR BEER GARDEN

Fair Isle floorplan

The 7,500 square foot property is made up of four separate buildings. These will be renovated and adjoined to create a single brewery and tasting room facility.

The primary tasting room will be in the middle buildings and will contain a mix of functional production space and a seating area under a visually interesting trussed ceiling. They will have a 50 seat tasting room with additional standing space. An indoor beer garden will have room for 20 guests and will play host to local chefs for monthly pop-ups and events. The indoor beer garden expands directly into the outdoor beer garden which doubles the seating capacity. Adjacent to the main bar are the oak foeders and the coolship loft; visually connecting the consumer to an important part of the process.


jeunesse architects

Just as the beers are centered around patience and are specific to the Northwest, the space is being designed with intention and care. The space is not a temporary or stale industrial room but is a place that encourages patrons to stay and welcomes them to return.

Flanking the tasting room on the left is the 1,300 SF barrel house which provides ample conditioned space for maturing beers in oak barrels. On the opposite side (far right) is the 3,000 SF production building; holding the 30bbl stainless steel fermenters and brewhouse - the first step of the beer production.

The business projects a first-year sales volume of 800 barrels of beer (one barrel is equal to 31 gallons). Production growth is anticipated to increase at a healthy 25% annual rate and reaching capacity at around 3,300 barrels (bbls) annually. Initial sales will focus primarily on on-site sales with an anticipated 50% of production being sold on-premise in draft and bottles to-go.

As production grows and outpaces the consumption from on-premise sales, the business will expand with bottle and limited keg distribution. Gross revenue is projected to increase from $1.2 million in the first twelve months to $3.3 million in Year 5. Fair Isle's partnership with Jester King will help to open doors with potential distributors and retailers.



Geoffrey Barker at a tasting event.

Location Analysis

The Fair Isle brewery and tasting room will be located at 936 NW 49th St, Seattle, WA 98107.

Located in the Ballard neighborhood of Seattle, this area is known as a maritime-centric enclave – a hip foodie hotspot and the center of the "Ballard Brewery District." Seattle Met Magazine rated Ballard as #6 of the Top 25 neighborhoods in Seattle (2018).

This location is in an urban corridor in an area known as an IBU (Industrial Buffer Zone). This is a city zoning designation for property that buffers the commercial and residential zones from the light industrial zones. "Silicon Canal" is also located less than 2 miles away, home to offices for Facebook, Google, Tableau, Adobe and more.

This offers a balance of a great WalkScore (91) and solid bike score (77), proximity to other bars, restaurants and housing, while taking advantage of the lower real estate prices and larger buildings of the industrial zones.


Obec Brewing
Stoup Brewing
Fair Isle Brewing
Lagunitas Brewing Company
Reuben's Brews
Mox Boarding House
Lucky Envelope Brewing
Populuxe Brewing
The Walrus and the Carpenter
NW Peaks Brewery
Peddler Brewing Company
Trader Joe's
Bad Jimmy's Brewing
Urban Family Brewing
Maritime Pacific Brewing
Jolly Roger Taproom
Hale's Brewery
Fred Meyer
Figurehead Brewing
Rooftop Brewing Company

Within a 3-mile radius of Fair Isle, the median income is approximately $115,600 and the population of college educated individuals exceeds 67%. There's also a dense population in the area, with over 200,000 residents. Median age is 37 compared to the national average of 42. Demographics mainly comprises of upper-scale urban singles, urban singles with moderate income and mobile singles living in the city.

Market Analysis

Despite Seattle's #2 ranking in the nation for percentage of Craft Beer drinkers (38%), Washington state brewers are behind in embracing the trend for farmhouse brewing. Washington state currently has only a few dedicated farmhouse breweries and a handful of other breweries that commit a portion of their production to farmhouse beers. Despite the average Seattle consumer's strong focus on local food and beverage, the Seattle farmhouse drinker currently has few options for locally produced farmhouse beer.

Compare this to Oregon's twelve highly successful and well-regarded breweries which consistently produce farmhouse beer (six breweries are exclusively farmhouse). Oregon currently produces 7 times more Farmhouse beer than Washington.

The Pacific Northwest holds a number of delicious ingredients that are favorable for the craft beer business. Washington barley grows just north of Fair Isle, and the majority of US hops are grown three hours east. The team is also excited about access to fresh fruits farmed in the area as well as access to wild ingredients (berries, flowers, and etc.) that can be foraged in the Cascades.



Fireweed local to Washington state was used in the production of Fair Isle's first collaboration beer, Fair Voyage.

Leadership



Andrew Pogue, *Partner*

While living in Austin in 2008, Andrew met Jester King Brewery partners Jeffrey Stuffings and Michael Steffing just prior to their first brew day. He lent a hand with the brewery from 2008-2011. Andrew designed and built their bar and assisted with brewing and bottling operations. He also inspired and developed the recipe for Bonnie the Rare, a Berliner Weisse.

His vision for Fair Isle is an intersection of farmhouse beers, rooted in the Northwest, in an aesthetically pleasing place, with on-site sales directly to the patron; creating a destination like only a few breweries across the nation have achieved.

Andrew has built an architectural photography and videography business in Andrew Pogue Photography, developing client bases in Seattle, Portland and Austin. He works with architects and industries of various types, weaving visual stories within marketing and branding campaigns.



Geoffrey Barker, *Partner*

Geoffrey has spent the last 32 years honing his skills in the IT world. Since starting his own consultancy in 1998, he has worked long-term engagements in large and small businesses in several industries including venture capital, restaurants, healthcare, tech startups, and fire services. Geoffrey brings an unquenchable curiosity about how things work.

Running a production brewery is not just about making and selling beer. Being able to apply concepts, skills and ideas from multiple disciplines frequently results in better, more creative solutions. Geoffrey is, among other things, a skilled (though not certified) welder, electrician, plumber, carpenter, potter and jeweler. His varied interests, strong troubleshooting abilities, and technical skill will be of considerable value to the brewery.

In addition to his broad background, Geoffrey built a large, sophisticated 1bbl, 3-vessel electric pilot brewery from scratch - closely mimicking the processes of a large commercial brew house. In fact, many small (nano) professional breweries start on a system this size. Fair Isle will benefit from this pilot system. It will be used to test new ideas, recipes and ingredients in small batches before committing to a full-sized batch.

History

- **April 2016**
  Fair Isle Brewing LLC formed
- **December 2016**
  Fair Isle announces partnership with Jester King
- **February 2017**
  Fair Isle and Jester King release first collaboration brew, Fair Voyage
- **February 2018**
  Brewery equipment ordered and down payment made
- **July 2018**
  Lease signed
- **December 2018**
  Anticipated occupancy of the space; begin demo and construction on the production building
- **February 2019**
  Expect to receive TTB License and Brewery Equipment; begin brewing on-site
- **March 2019**
  Anticipated start of construction on the tasting room
- **June 2019**
  Anticipated opening of Fair Isle Brewing

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.

This site is operated by NextSeed Technologies LLC ("NextSeed"), which is neither a registered broker-dealer nor Funding Portal. All offerings of securities are made through NextSeed US LLC, a registered funding portal and member of FINRA.

Securities offered on NextSeed have not been recommended or approved by any federal or state securities commission or regulatory authority. NextSeed and its affiliates do not provide any investment advice or recommendation and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. NextSeed does not verify the adequacy, accuracy or completeness of any information. Neither NextSeed nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

This overview contains a preliminary summary of the purpose and principal business terms of the investment described herein. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the actual text of the related disclosure statement and investment agreements (the "Documents"), as applicable.

Any crowdfunding investment involves risk and investors may lose some or all of the principal invested. Investors may be subject to restrictions on canceling purchase orders, selling or transferring purchased securities. Investors should not invest in a crowdfunding offering unless he or she can afford to lose the entire investment. Before making an investment decision, potential investors are advised to carefully read the related Documents and consult with their tax, legal and financial advisors.

© 2018 NextSeed Technology, LLC. All rights reserved